Exhibit 17.1
Stephen E. Myers
53 Aurora St.
Hudson, Ohio 44236
18 March, 2010
Richard P. Johnston
Chairman of the Board
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301
Dear Dick,
     I thank you for your prompt response accepting my resignation from the Board of Myers Industries, Inc. As noted, I’ve put a considerable portion of my life into the company, a fact that drives my concern about Board processes which effect the direction of the Company and necessitates my response to several comments in your letter that take on a personal tenor and/or are not responsive to statements I made in my letter of resignation. Other points made in your letter serve to re-enforce and corroborate my observations.
     To address your responses:
     It is not clear what the gratuitously disparaging ramble about privilege and right is about. It comes strangely over the signature of one for whom the Nominating Committee, four years ago, had recently-established board assigned age limits removed so that they might continue on the board for “one more year.” That point was brought up at the time at the Shareholders’ Meeting. Contrary to your implication, I have not contested the Board’s recommended slate for directors nor the Board’s decision to not include me on that slate just as I did not challenge the right, decision, or timing of the Board to remove me from the position of Chief Executive Officer of the Company immediately following the Annual Meeting of shareholders in 2005. As for the goodness of the Board’s action, the data is a matter of public record. The comment is not only irrelevant but corroborates the assertions made in my letter of resignation.
     • Public filings record that the board increased its effective compensation by granting each director 1000 shares of restricted stock, vesting over 4 years in 2006 and 2007, replacing an annual grant of stock options, a form that rewards the holder only if the market price of the underlying stock increases from the price at which the option holder must purchase their shares. In 2008 and 2009, the four-year vesting grant of restricted stock was replaced with outright annual grants of 1000 shares of Myers stock. My stated concern is “The Board’s decisions and preoccupation to continue to increase its compensation...”.
     Since the Company became publicly owned in 1971, no Director of the Company has left because of inadequate compensation. There appears to be no problem in attracting qualified directors to the Board as exemplified by the introduction of a new director to the board in four of the last five years. I see no profit in paying an expensive consultant to provide information that a mid-level clerk could research in half-a-day. I see no profit in spending time or money gathering information that has no useful purpose. It is not productive use of Directors’ fees or time to worry about what other directors earn. That the Board cites the commission of Towers Watson to do such work, an unproductive and irrelevant use of the shareholders’ money, confirms my assertion.
     • My concern about the Board’s “...failure to endorse a coherent, consistent, and effective strategy...”, is exemplified by the so-called “strategy” outlined in your response. It is generic enough to have been lifted — almost verbatim — from a text book. It encompasses everything and says very little. An effective strategy can and must be specific to the company involved, and stated simply. It is an important matter and work remains to be done.
     • I do not hold myself apart from other members of the Board during my tenure there, nor do I exclude myself from responsibility for Board decisions in which I participated.
     • I never made the statement you claim to be “simply false”. My letter made no reference to “independent directors”. I spoke only of “the full Board” meeting without management present, as do the Company’s 2008, 2007, and 2006 proxy statements. My assertion stands. The entire matter becomes irrelevant with my departure from the board, and probably does not warrant further discussion.
     • You make a couple gratuitously disparaging comments about my function as a board member which I feel to be inaccurate and misleading. Those comments along with your statements regarding telephonic board meetings and the board’s adoption of advance notice requirements converge to confirm assertions in my letter of resignation: the adoption of unreasonably restrictive advance notice requirements; the practice of making important decisions by means of written consent or telephonic board meetings; and intolerance for dissent. The most recent example, perhaps the only one to which you may refer is my refusal earlier this year to sign a consent sheet for adoption of the advance notice resolution which was first sent to the board along with the consent agreement for it’s passing. In the absence of unanimity, the resolution was passed at a telephonic meeting of the board in January. The company having survived quite nicely as a public entity since 1971 without the resolution in question, I saw no reason for haste in getting it passed before the next scheduled board meeting and acted accordingly. My assertion stands.
     I repeat that I am gravely concerned that the practices elaborated in my letter of resignation do not allow the Board to function at its potential and will not well serve the Company. I also have every confidence that the Board will consider my comments and move forward in constructive ways to benefit the Company, its employees, and shareholders as best they are able.
Yours truly,
/s/ Stephen E. Myers

Stephen E. Myers